19008171

DB

MAR 0 4 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5※
PART III

SEC File Number

8-49679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning January 1, 2018 and ending December 31, 2018

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500

(No. and Street)
Lisle
(City)

Illinois
(State)

60532
(Zip Code)

Official Use Only

Firm ID No.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce   (630) 577-2380
                                     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CliftonLarsonAllen, LLP
(Name – if individual, state last, first, middle name)
1301 W.22nd Street, Suite 1100

(No. and Street)
Oak Brook
(City)

Illinois
(State)

60523
(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Patrick B. Joyce , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Oberweis Securities, Inc. , as of December 31, 2018 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

THOMAS JOYCE
Official Seal
Notary Public – State of Illinois
My Commission Expires Jul 12, 2021

Signature

Executive Vice President

Title

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.

OBERWEIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

ASSETS

Cash and cash equivalents	$	8,212
Receivable from clearing broker-dealer		266,996
Receivable from investment company - related party		154,859
Marketable securities, at fair value (cost $7,970,450)		8,040,108
Deposits with clearing organization		136,852
Interest receivable		101,790
Other receivable		6,399
TOTAL ASSETS	$	8,715,216

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to clearing broker-dealer	$	5,188,352
Accrued commissions		6,672
Accrued expenses and other liabilities		794,013
Total Liabilities		5,989,037
STOCKHOLDERS' EQUITY		2,726,179
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	8,715,216

See notes to financial statements.

OBERWEIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the year ended December 31, 2018

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Net gains and losses from proprietary securities transactions are recorded as trading gains in the Statement of Income. Customers' securities transactions are reported on a trade-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Revenue Recognition

Effective January 1, 2018, the Company adopted Financial Account Standards Board Update No. 2014-09, Revenues from Contracts with Customers (Topic 606), which provides a single, comprehensive revenue recognition model for all contracts with customers, improves comparability, and removes inconsistencies in revenue recognition practices across entities, industries, jurisdictions, an capital markets. ASC 606 requires the Company to follow a 5 step process:
1- Identify the contract with the customer
2- Identify the performance obligation in the contract
3- Determine the transaction price
4- Allocate the transaction price to the performance obligations in the contract
5- Recognize revenue when the entity satisfies the performance obligation

The adoption of the updated guidance did not result in any changes to prior revenue recognition practices and there was no impact on the 2018 financial statements.

The primary types of revenues earned from customers are identified as follow:

Commissions

OBERWEIS SECURITIES, INC.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counter-party is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue Sharing Agreement – Related Party

Oberweis Asset Management, Inc. ("OAM") acts as an investment advisor to the Retail Investment Advisory Program ("Program") which provides certain clients with investment advisory, custody performance reporting, execution and communication services for a fee. In consideration for the Company's trade execution and other services provided to Program clients, OAM pays a portion of the fees it receives from the Program clients to the Company. The Company records the revenue on receipt of payment from OAM and believes that the performance obligation is satisfied over time as the services are performed. Fees are calculated and remitted to the Company from OAM quarterly and recognized as revenue at that time.

Distribution Fees – Related Party

The Company has an agreement with The Oberweis Funds (a mutual fund family)("Funds") to distribute shares of the Funds to investors. For all services provided by the Company, the Funds shall pay the Company compensation at the annual rate of .25 of 1% of the average daily net assets of Investor Class Shares, computed and accrued daily and payable monthly. Revenue is recognized daily as the performed obligation is satisfied over time as services are performed.

Service Fees - Related Party

There is an expense sharing agreement between the Company and OAM. This agreement specifies that OAM pays the Company a monthly flat fee of $20,000 for marketing, business development activities and shareholder support services. Revenue is recognized monthly as the services are performed as long as the agreement is in force.

Interests and Dividends

Interest on proprietary holdings are accrued daily and recorded monthly. Dividends, if any, are recorded upon receipt of the dividend payment. Topic 606 does not apply to revenue from interest and dividends.

Fair Value of Financial Instruments

The fair value of the Company's marketable securities is based on quoted market prices and other significant observable inputs.

For the year ended December 31, 2018, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

OBERWEIS SECURITIES, INC.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended December 31, 2018. Income tax returns for the years ended December 31, 2015 through 2018 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through the issuance of the financial statements and determined that no significant events have occurred that require disclosure.

OBERWEIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the year ended December 31, 2018

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of and for the year ended December 31, 2018 is as follows:

Cost	$ 7,970,450
Gross unrealized gains	70,123
Gross unrealized losses	(465)
Total fair value	8,040,108
Add - receivable from clearing broker-dealer	266,996
Less - payable to clearing broker-dealer	(5,188,352)
Marketable securities, net	$ 3,118,752

Marketable securities are valued and carried at fair value on a recurring basis.

Receivable from clearing broker-dealer relates to unsettled securities transactions. Payable to clearing broker-dealer relates to securities transactions collateralized by securities owned by the Company.

NOTE 4 - Income Taxes

The income tax provision for the year ended December 31, 2018 consisted entirely of a current state tax expense of $5,894.

NOTE 5 - Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the year ended December 31, 2018 totaled $70,276.

NOTE 6 - Related Parties

The Company has an expense sharing agreement with Oberweis Asset Management, Inc. ("OAM"), which is a related party with common ownership to that of the Company.

The OAM agreement entitles the Company to monthly payments of $20,000 from OAM and the Company funds certain payroll and compensation expenses on behalf of OAM and OAM funds certain overhead and operating expenses on behalf of the Company. During the year ended December 31, 2018, the Company received a total of $1,081,968 under this agreement consisting of $240,000 of service fees, $1,004,545 of payroll costs funded by the Company less $162,577 of overhead and operating expenses funded by OAM. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from The Oberweis Funds for services rendered.

There were no amounts due from OAM at December 31, 2018.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2018, fees earned were $2,609,195. As of December 31, 2018 amounts due to the Company relating to these fees were $154,859.

NOTE 7 - Fair Value of Financial Instruments

The Company follows accounting principles generally accepted in the United States of America for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets in active markets.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that are unobservable and not corroborated by market data.

OBERWEIS SECURITIES, INC.

NOTE 7 - Fair Value of Financial Instruments (cont.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There are no changes in the methodologies used at December 31, 2018:

Fixed Income Securities – Classified as Level 2, as quotes may not be available from pricing vendors a variety of techniques may be used to estimate value. Estimates of value may be based on certain minimum principal amounts (e.g. $1 million) and may not reflect all of the factors that affect the value of the security, including liquidity risk. The values are not firm bids or offers. The market value of a security may differ from its purchase price and may not closely reflect the value at which the security may be sold or purchased based on various market factors. The majority of fixed income securities held by the Company are municipal bonds.

Mutual funds - Classified as Level 1, as they are traded in an active market for which the Net Asset Values are readily available. The Company primarily invests in The Oberweis Funds.

The Company is responsible for the determination of fair value. The Company has not historically adjusted the prices obtained from the pricing services used. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below and on the following page present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

| | December 31, 2018 | | | |
	Total	Level 1	Level 2	Level 3
Mutual funds	$ 254,693	$ 254,693	$ --	$ --
Fixed income securities	7,785,415	-	7,785,415	-
Total Marketable Securities	$ 8,040,108	$ 254,693	$ 7,785,415	$ --

NOTE 8 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

OBERWEIS SECURITIES, INC.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 10 - Commitments and Contingent Liabilities

On November 30, 2016, the Company, and a former registered representative of the Company (collectively, the "Company Defendants"), and other unaffiliated third persons (a pharmaceutical company and its president) were named as defendants (together with Company Defendants, collectively, the "Defendants") in a civil lawsuit filed in Florida (the "Florida Lawsuit"). The plaintiff, through a court-appointed guardian, initiated the action against the Defendants in an effort to recover damages (based on various theories of recovery) allegedly sustained in connection with the plaintiff's investment in various unregistered securities issued by the pharmaceutical company (the "Claims"), which securities were not purchased through the Company. On December 21, 2016, the Company Defendants filed a Motion to Compel Arbitration and Dismiss or, in the Alternative, Stay the Florida Lawsuit. On March 23, 2017, the court entered an order staying the claims against the Company Defendants.

On September 25, 2017, the plaintiff in the Florida Lawsuit re-asserted its claims against the Company Defendants in an arbitration proceeding filed with the Financial Industry Regulatory Authority (the "Arbitration Proceeding"). The Company Defendants filed an answer and affirmative defenses to the claims denying any liability.

On November 30, 2018, the plaintiff and Company Defendants executed a settlement agreement relating to the Claims in the Arbitration Proceeding and the Florida Lawsuit, which settlement will lead to the dismissal with prejudice of the Florida Lawsuit and the Arbitration Proceeding as against the Company Defendants. The settlement had no impact on the Financial Statements.

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2018, the Company had net capital of $2,147,565, which was $2,047,565, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio was 0.37 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2018 FOCUS filing.

NOTE 12 - Reserve Requirements

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Oberweis Securities, Inc.
Lisle, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oberweis Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2018.

Milwaukee, Wisconsin
February 28, 2019


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